Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

SCRIP DIVIDEND SCHEME LISTING APPLICATION

Jersey, Channel Islands, 24 May 2016 – Randgold Resources announces that an application has been made for the listing of 103 090 new ordinary shares of US$0.05 each fully paid (the “Shares”) to the Financial Conduct Authority and for trading of the Shares at the London Stock Exchange. Admission of the Shares to the Official List is expected to occur on Friday 27 May 2016. The application is being made pursuant to the Scrip Dividend Scheme in lieu of a cash dividend with respect of the final dividend for the year ended 31 December 2015. When issued, the Shares will rank pari passu in all respects with the existing ordinary shares of the Company.

A copy of the Notice of the Annual General Meeting dated 31 March 2016 which incorporates the terms and conditions of the Scrip Dividend Scheme has been submitted to the National Storage Mechanism and is available for inspection at www.hemscott.com/nsm.do.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 771 1338	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	randgold@dpapr.com

Website: www.randgoldresources.com